VF 12-3-02

CM 11/27

RECEIVED NOV 26 2002 180 — SEC MAIL PROCESSING SECTION WASH, D.C.

02021660

SEC[…] […]OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Descap Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 36th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Fine, President (212) 546-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis and Noreman, CPA
(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Descap Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public, State of New York
No. 01AD6033089
Qualified in Queens County
Commission Expires Nov. 9, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on the internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESCAP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

SEPTEMBER 30, 2002

DESCAP SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
SEPTEMBER 30, 2002

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Descap Securities, Inc.

We have audited the accompanying statement of financial condition of Descap Securities, Inc. as of September 30, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Descap Securities, Inc. as of September 30, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
November 11, 2002

DESCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and Cash Equivalents	$1,384,116
Marketable Security Long Positions-Marked to Market	894,986
Due from Clearing House	3,745,137
Deposits with Clearing Houses	232,428
Property and Equipment-Net (Note 2)	154,532
Prepaid Expenses and Other Assets	142,480
	$6,553,679

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses (Note 3)	$2,071,592
Subordinated Loans Payable - Shareholders (Note 5)	300,000
	$2,371,592
Commitments (Notes 4, 5, 7, 9, 10 and 11)	
Shareholders' Equity (Note 6):	
Common Stock A, $.001 par value; 500,000 shares authorized, 175,500 issued and outstanding	176
Common Stock, Class B, $.001 par value 500,000 shares authorized, 8,200 issues and outstanding	8
Paid-in capital	278,716
Retained earnings	3,903,187
	4,182,087
	$6,553,679

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues, Profits and Losses:	
Trading profits realized	$19,905,251
Unrealized trading losses	(109,967)
Interest	287,469
Placement agent fees	417,664
	20,500,417
Expenses:	
Officers' compensation	5,501,423
Employee compensation	6,842,795
Payroll taxes and employee benefits	566,455
Retirement plans (Note 4)	100,000
Wire quote service	394,202
Telephone	74,079
Professional fees	145,828
Interest	713,874
Clearing charges	971,620
Rent and occupancy costs	220,934
Travel and entertainment	209,399
Insurance	144,903
Office	120,648
Advertising	77,636
Regulatory fees	57,453
Local transportation	27,471
Depreciation	50,010
Consultant's fees	13,327
Equipment rental	5,147
Professional education	12,884
Automobile expense and leases	9,807
Repairs and maintenance	4,627
Utilities	13,200
Bank charges	2,213
Miscellaneous	57,434
	16,337,369
Income Before Income Taxes	4,163,048
Provision For Income Taxes (Note 8)	1,996,000
Net Income	$ 2,167,048

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

DESCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock Class A .001 Par Value		Common Stock Class B .001 Par Value		Paid-In	Retained	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance, October 1, 2001	175,001	$176	8,400	$8	$280,516	$1,736,139	$2,016,839
Net Income						2,167,048	2,167,048
Purchase of 200 shares Class B Shares (Note 6)			(200)		(1,800)		(1,800)
Balance, September 30, 2002	175,500	$176	8,200	$8	$278,716	$3,903,187	$4,182,087

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash Flows From Operating Activities:	
Net Income	$ 2,167,048
Adjustments to reconcile net income to cash:	
Depreciation	50,010
Unrealized losses on trading positions	109,967
Changes in assets and liabilities:	
Increase in marketable security long positions	(942,199)
Increase in due from clearing houses	(769,860)
Increase in deposits with clearing houses	(98,837)
Increase in prepaid expenses and other assets	(28,200)
Decrease in accounts payable and accrued liabilities	(154,676)
Net Cash Provided By Operating Activities	333,253
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(22,575)
Net Cash Used By Investing Activities	(22,575)
Cash Flows From Financing Activities:	
Purchase of Class B Common Stock	(1,800)
Net Cash Used By Financing Activities	(1,800)
Net Increase in Cash	308,878
Cash, beginning of year	1,075,238
Cash, end of year	$ 1,384,116
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Interest	$ 713,874
Taxes	$ 731,165

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On March 31, 1985, Descap Securities, Inc. (the "Company") began operations in the State of New York. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

In 1999, the Company expanded its operations by establishing a structured finance services group. The business activities of this group include placement agent and underwriting services, subordinate financing, the arrangement of warehouse lines of credit and small and start-up specialty finance company consulting. The activities described above have been reviewed by the NASD and are within the scope of the business activities allowable accordingly to the Company's NASD "Membership Agreement" dated March 29, 1999.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at September 30, 2002.

Marketable Security Positions - Marked to Market

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Receivable From Clearing Houses

Since the Company maintains their trading account on a margined basis, there is no receivable from the Clearing Houses. Profits and losses on trades occur directly in the Company's trading account and are included in the Due from Clearing Houses balance which represents the net assets of the Company's trading account.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at September 30, 2002:

Furniture and fixtures	$139,772
Office equipment	56,195
Computer equipment and software	187,378
Leasehold improvements	55,985
	439,330
Less: Accumulated depreciation	284,798
	$154,532

Depreciation charged to income was $ 50,010 during the year ended September 30, 2002.

Note 3 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at September 30, 2002:

Employee compensation and payroll taxes	$ 520,754
Profit sharing and money purchase plans (Note 4)	100,000
Wire quote services	23,223
Deferred rent	83,264
Other	9,522
Income taxes payable	1,334,829
	$2,071,592

DESCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2002

Note 4 - Retirement Plans

The Company established a qualified non-contributory profit sharing plan, the funding of which is subject to the discretion of the Board of Directors. Contributions for the year ended September 30, 2002 of $ 71,855 are to be paid by the due date of the Company's federal corporate income tax return.

The Company also established a money purchase plan, the funding of which is required by the terms of the plan and is based on approximately 4% of the participants' compensation within applicable Internal Revenue Service limitations. Contributions for the year ended September 30, 2002 of $28,145 are to be paid by the due date of the Company's federal corporate income tax return.

Note 5 - Subordinated Loans Payable-Shareholders

The subordinated loans are payable to the shareholders and bear interest at 14% per annum which is payable annually. The loans mature on September 17, 2004. The Company has an option to prepay the loans under certain conditions subject to the company's net capital requirement. The payment of the loans on the maturity date can be suspended if certain net capital requirements are not met. During the year ended September 30, 2002, the Company paid interest of $42,000 for these loans.

Note 6 - Common Stock

In August, 2002, the Company purchased and retired 200 shares of class B stock for $1,800.

Note 7 - Leases

The Company entered into an operating lease for its office space in New York City which commenced in October 1997 and expires in April 2008. The lease requires minimum annual rentals and escalations for increases in real estate taxes. In accordance with Financial Accounting Standards Board Statement No. 13, "Accounting for Leases", rent is accrued for on the straight-line basis in the financial statements. Rent is paid according to the lease terms. In addition, the Company has a lease for office space in Stamford, Ct., which expires in March 2003. Future minimum annual rentals under these leases are as follows:

Year Ending September 30,	Amount
2003	$ 196,200
2004	180,000
2005	182,400
2006	184,800
2007	187,200
Thereafter	94,400
	$ 1,025,000

Rent expense for the year ended September 30, 2002 was $214,705.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

DESCAP SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2002

Note 8 - Provision For Income Taxes

The provision for income taxes consists of:

Federal	$ 1,200,000
New York State and other states	423,000
New York City	373,000
	$ 1,996,000

Note 9- Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At September 30, 2002, the Company had net capital of $4,123,948, which was $3,985,842 in excess of its required net capital of $140,818 . The Company's ratio of Aggregate Indebtedness to Net Capital was to .50 to 1.

Note 11 - Clearing Broker

In addition, the Company has a minimum $3,000,000 net capital requirements with it's clearing broker as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement) the agreement will be terminated.

Note 12 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Descap Securities, Inc.

We have audited the accompanying financial statements of Descap Securities, Inc. for the year ended September 30, 2002 and have issued our report thereon dated November 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
November 11, 2002

DESCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2002

Schedule I

Net Capital:	
Total shareholders' equity per statement of financial condition	$4,182,087
Additions:	
Subordinated loans to shareholders allowable in computation of net capital	300,000
	4,482,087
Deductions - nonallowable assets:	
Property and equipment, net	154,532
Other assets	149,908
Total Nonallowable assets	304,440
Haircut on exempt securities	53,699
Total Deductions	358,139
Total Net Capital (Note 10)	$4,123,948
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$2,071,592
Total Aggregate Indebtedness	$2,071,592
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $2,071,592)	$ 138,106
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 138,106
Excess net capital (Note 10)	$3,985,842
Ratio of aggregate indebtedness to net capital (Note 10)	.50 to 1

DESCAP SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF
THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2002

Schedule II

Net Capital, as reported in the Company's September 30, 2002 FOCUS Report	$4,083,283
Audit adjustments relating to:	
Net increase in income and retained earnings resulting from adjustment of accruals	28,947
Decrease in non-allowable assets	11,718
Net Capital per this report (Schedule I)	$4,123,948

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Descap Securities, Inc.

In planning and performing our audit of the financial statements of Descap Securities, Inc. for the year ended September 30, 2002, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the basic financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Descap Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities per Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control systems and of the practices and procedures referred to in the preceding paragraph and to assess whether they can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal accounting control system, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Descap Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's internal accounting control system was adequate at September 30, 2002 to meet the Commission's objectives.

At September 30, 2002, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year ended September 30, 2002.

This report is intended solely for the use of the Board of Directors and management of Descap Securities, Inc., the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
November 11, 2002